(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-07152

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Devcon International Corp.

Full Name of Registrant

Former Name if Applicable

1350 E. Newport Center Drive, Suite 201

Address of Principal Executive Office (Street and Number)

Deerfield Beach, Florida 33442

City, State and Zip Code

Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-K, including, without limitation, information relating to a review of the valuation of certain assets of the Registrant’s Materials Division and information relating to income taxes, both of which resulted in certain delays in the audit review process. During the course of the annual audit of the Registrant’s 2004 financial statements, the Registrant’s independent auditor has identified the existence of material weaknesses relating to the Registrant having insufficient accounting disclosure controls and procedures at the subsidiary level and inadequate controls pertaining to the Registrant’s review and oversight of subsidiary financial results originating in the Registrant’s Construction and Materials Divisions. These weaknesses, in addition to turnover in senior management of the Registrant, also contributed to the delay. The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Stephen J. Ruzika (Name)	(954) (Area Code)	429-1500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

Devcon International Corp.

             (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005	By:	/s/ Stephen J. Ruzika
Stephen J. Ruzika,
President

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EXHIBIT A

The Registrant believes that a significant change in the Registrant’s results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K to which this notice applies due to the fact that on December 3, 2004, Antigua Masonry Products, Limited and Antigua Heavy Constructors, Limited (collectively “AMP”), direct and indirect subsidiaries of the Registrant, entered into an Agreement for Satisfaction of Indebtedness and Amendment No. 10 to St. John’s Dredging and Deep Water Pier Construction (the “Satisfaction Agreement”) with the government of Antigua and Barbuda (“Antigua”). Pursuant to the terms of the Satisfaction Agreement, AMP and Antigua agreed to a settlement in which approximately $29 million in debt owed by Antigua to AMP was deemed satisfied in exchange for certain cash payments made to AMP by Antigua as well as remittance of all outstanding tax assessments and other relief from current and future taxes and duties. Accordingly, the two notes which evidenced this debt were surrendered by AMP to Antigua and cancelled. AMP incurred no penalties in connection with the cancellation of the notes.

As a result of this Satisfaction Agreement and in exchange for the cancellation of the outstanding debt owed to AMP by Antigua, AMP received $11.5 million in cash, a commitment for an additional $937,000 cash, which has been received, a $7.5 million credit toward future withholding taxes incurred by AMP or the Registrant, plus remittance of all taxes and duties incurred through December 31, 2004.

The Satisfaction Agreement also settled the litigation over a $6 million assessment issued with respect to the Registrant’s subsidiaries in Antigua.

As a result of the foregoing, the Registrant anticipates that it will report an increase in Interest and Other Income of approximately $11 million.

In addition, the Registrant anticipates that its 2004 consolidated operating loss will improve by approximately $5 million principally as a result of an increase in revenue and corresponding gross margin in the Construction Division, the amount of which operating loss improvement is still under review. Notwithstanding the foregoing, the Registrant anticipates that the operating loss for the three months ended December 31, 2004 will exceed the operating loss for the comparable prior year period by approximately $2 to 3 million, although this amount is also still under review. This loss is expected to result primarily from the Registrant’s Materials Division, as well as increases in SG&A. In addition, the Company is unable to determine at this time, the effect, if any, of the review of information relating to income taxes.

In addition, the Registrant’s financial statements will reflect a material change from a transaction with Coconut Palm Capital Investors I, Ltd. (“Coconut Palm”), which the Registrant entered into on April 2, 2004 and closed on July 30, 2004. Coconut Palm purchased from the Registrant 2,000,000 units for a purchase price of $9.00 per unit. Each unit (a “Unit”) consisted of (i) 1 share of common stock, par value $0.10 (the “Common Stock”), of the Registrant, (ii) a warrant to purchase 1 share of Common Stock at an exercise price of $10.00 per share with a term of 3 years, (iii) a warrant to purchase 1/2 share of Common Stock at an exercise price of $11.00 per share with a term of 4 years and (iv) a warrant to purchase 1/2 share of Common

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Stock at an exercise price of $15.00 per share with a term of 5 years. In addition, the Registrant acquired a security services company for a combination of $2.5 million in cash and 214,356 shares of the Registrant’s Common Stock. Additionally, up to 17,642 shares will be issued in connection with finalization of purchase price adjustments.

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